Exhibit 4.9

FINANCIAL GRAVITY COMPANIES, INC.

2016 STOCK OPTION PLAN

NOTICE OF STOCK OPTION GRANT

You have been granted the following option to purchase shares of Common Stock of Financial Gravity Companies, Inc. (the “Company”)

Name of Optionee:	Dan Sundby

Total Number of Shares Subject to Option:	500,000

Type of Option:	Non-qualified Stock Option

Exercise Price Per Share:	$ 0.75

Date of Grant:	July 3, 2017

Vesting Schedule:

This option shall become exercisable with respect to the first _____% (_____) of the shares on the Date of Grant.

This option shall become exercisable with respect to the remaining 100% (500,000) of the shares in equal monthly increments over two (2) years commencing the Date of Grant.

Acceleration of Vesting:

Reference section 12(c) of the Financial Gravity Companies, Inc. 2016 Stock Option Plan. The option under this grant may become fully exercisable upon a “Change in Control” as defined in the Company’s 2016 Stock Option Plan.

Expiration Date:	Ten (10) years from the Date of Grant, except as otherwise provided in Section 12(c) of the Company’s 2016 Stock Option Plan.

The option is granted pursuant to the Financial Gravity Companies, Inc. 2016 Stock Option Plan (the “Plan”). You should review the terms of the Plan carefully. The Company reserves the right to terminate, change or amend the Plan at any time.

You may exercise this option, in whole or in part, to purchase a whole number of vested shares, by following the exercise procedures established by the Company. All exercises must take place before the expiration date. An exercise of this option generates federal and applicable state income and employment tax withholding obligations. The full purchase price of the shares being purchased through exercise of this option and the related withholding taxes for federal, state or local jurisdictions must be paid to the Company at the time of exercise of this option.

FINANCIAL GRAVITY COMPANIES, INC.

By:                   /s/ John Pollock

John Pollock, Chairman & CEO